

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 26, 2018

<u>Via E-Mail</u>
Richard Watts
Senior Vice President, General Counsel and Secretary
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

>    **Re:    Granite Construction Incorporated**
>    **Amendment No. 1 to Registration Statement on Form S-4**
>    **Filed April 16, 2018**
>    **File No. 333-223611**

Dear Mr. Watts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 39</u>

<u>General</u>

1.    In response to comment nine you state that you did not include the repayment of Layne's 4.25% convertible notes and conversion of Layne's 8.0% convertible notes in your pro forma financial statements. You state that the merger does not accelerate the maturity date of either Layne's 8.0% convertible notes or Layne's 4.25% convertible notes, as a result, those notes will remain outstanding following the merger. We also note page A-58 of the merger agreement only discusses a change in settlement to a cash settlement for the 4.25% convertible notes. However, we note on page 21 of Layne's Form 10-K for the fiscal year ended January 31, 2018 that if the 4.25% Convertible Notes have not been redeemed, repurchased, otherwise retired, discharged in accordance with their terms or converted into Layne's common stock, or effectively discharged, in each case on or prior to August 15, 2018 or the scheduled maturity date of the 4.25% Convertible Notes has

not been extended to a date that is after October 15, 2019, then the 8.0% Convertible Notes will mature on August 15, 2018.  On page 38 of your amended Form S-4 you present the 4.25% Convertible Notes with a maturity date of November 15, 2018, which appears would accelerate the maturity of the 8.0% notes to August 2018.  Please tell us why you have not presented the 8.0% convertible notes as a current liability in your pro forma financial statements.  In this regard, please explain how the disclosure in the Layne 10-K for the year ended January 31, 2018, relates or impacts the treatment of these convertible instruments as part of the merger.  Please revise your disclosure if necessary to explain how these terms are related and why the 8% convertible notes were not classified as a current liability.

Adjustments to the Pro Forma Balance Sheet, page 44

Pro form adjustment (b), page 44

2.    Please provide the preliminary purchase price allocation required by ASC 805-20-50-1.  Please refer to ASC 805-10-55-41 for additional guidance.  In this regard, you state in your response to comment five from our letter dated April 9, 2018, that you have undertaken a preliminary evaluation, included pro forma adjustments to fair value Layne's debt and investments in affiliates and were able to calculate goodwill by subtracting the "estimated net value of Layne's assets and liabilities."

Pro forma Adjustment (e), page 45

3.    We have read your response to comment seven.  Please revise your filing to discuss how you determined the adjustment amount for debt.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Pro forma Adjustment (g), page 46

4.    We have read your response to comment eight.  It is unclear how you arrived at 446,988 stock options outstanding at March 9, 2018.  We note Layne disclosed 659,086 outstanding at January 31, 2018, in their Form 10-K for the year ended January 31, 2018.

Richard Watts
Granite Construction Incorporated
April 26, 2018
Page 3

         You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Melissa Rocha
(Senior Assistant Chief Accountant) at 202-551-3854 if you have questions regarding comments
on the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at
202-714-0375 or me at 202-551-3397 with any other questions.

                                                    Sincerely,

                                                    /s/ Jay Ingram

                                                    Jay Ingram
                                                    Legal Branch Chief
                                                    Office of Manufacturing and
                                                    Construction

cc:      James E. O'Bannon
         Jones Day